SECOND AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

CHAY SPIRITS LLC

A Delaware Limited Liability Company

THE UNITS REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES ACTS OR LAWS OF ANY STATE IN RELIANCE UPON EXEMPTIONS UNDER THOSE ACTS AND LAWS. THE SALE OR OTHER DISPOSITION OF SUCH UNITS IS RESTRICTED AS STATED IN THIS AGREEMENT, AND IN ANY EVENT IS PROHIBITED UNLESS THE COMPANY RECEIVES AN OPINION OF COUNSEL SATISFACTORY TO IT AND ITS COUNSEL THAT SUCH SALE OR OTHER DISPOSITION CAN BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY APPLICABLE STATE SECURITIES ACTS AND LAWS. BY ACQUIRING UNITS REPRESENTED BY THIS AGREEMENT, EACH MEMBER REPRESENTS THAT IT WILL NOT SELL OR OTHERWISE DISPOSE OF ITS UNITS WITHOUT COMPLIANCE WITH THE PROVISIONS OF THIS AGREEMENT AND REGISTRATION OR OTHER COMPLIANCE WITH THE AFORESAID ACTS AND LAWS AND THE RULES AND REGULATIONS ISSUED THEREUNDER.

THE UNITS REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF THIS AGREEMENT AND OTHER AGREEMENTS BETWEEN THE COMPANY AND THE HOLDERS OF UNITS REPRESENTED BY THIS AGREEMENT, A COPY OF SUCH AGREEMENTS WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF
CHAY SPIRITS LLC

A Delaware Limited Liability Company

This Second Amended and Restated Limited Liability Company Agreement (collectively with all schedules and exhibits hereto, as amended or restated from time to time, this "Agreement") of Chay Spirits LLC, a Delaware limited liability company agreement (the "Company") is effective as of January 27, 2026, (the "Effective Date") among the Persons listed on the Schedule of Members attached hereto as Schedule 1 (the "Schedule of Members"). Unless otherwise indicated, capitalized words and phrases in this Agreement shall have the meanings set forth in the Glossary of Terms attached hereto as Exhibit A.

WHEREAS, the Company and certain of its Members previously entered into that certain Limited Liability Company Agreement dated August 30, 2021 and the Amended and Restated Limited Liability Company Agreement dated October 28, 2022 (the "Prior Agreement").

WHEREAS, the Company and the Members desire to amend and restate the Prior Agreement into the form set forth below.

WHEREAS, Section 10.4(b) of the Prior Agreement provides that any provision of the Prior Agreement may be amended or waived by the written consent of the Board and Requisite Members.

NOW THEREFORE, the Prior Agreement is hereby amended, restated, and replaced in its entirety as follows:

ARTICLE I
FORMATION

1.1 Formation; General Terms; Effective Date.

(a) The Company was formed on August 30, 2021 as a Delaware limited liability company by the filing of the Certificate of Formation with the Delaware Secretary of State. The Persons listed on the Schedule of Members, as may be amended from time to time, are the Members of the Company. The rights and obligations of the Members and the terms and conditions of the Company shall be governed by the Act and this Agreement. To the extent the Act and this Agreement are inconsistent with respect to any subject matter covered in this Agreement, this Agreement shall govern to the extent permitted by law.

(b) The name of the Company shall be "Chay Spirits LLC." The name of the Company shall be the exclusive property of the Company, and no Member shall have any rights, commercial or otherwise, in the Company's name or any derivation thereof. The Company's name may be changed only by an amendment to the Articles. If the name of the Company is changed by such an amendment, any Manager of the Company may, on behalf of the Company and without the consent of any Member, update and restate this agreement to reflect such name change.

1.2 Purposes. The nature of the business or purposes to be conducted or promoted by the Company is to engage in any lawful act or activity for which limited liability companies may be organized under the Act. Subject to the provisions of this Agreement, the Company shall have the power and authority to take any and all actions necessary, appropriate, advisable, desirable or incidental to or for the furtherance and accomplishment of the foregoing purposes. Notwithstanding anything herein to the contrary, nothing set forth herein shall be construed as authorizing the Company to possess any purpose

or power, or to do any act or thing, forbidden by law to a limited liability company organized under the laws of the State of Delaware.

1.3 Principal Place of Business. The principal place of business of the Company shall be at such place as the Board may designate from time to time, which need not be in the State of Delaware. The Company may have such other offices (within or without the State of Delaware) as the Board may designate from time to time.

1.4 Registered Agent; Registered Office. The Company's registered agent and registered office are set forth in the Articles and may be changed from time to time only by the Board pursuant to the provisions of the Act.

1.5 Commencement and Term. The Company commenced at the time and on the date appearing in the Articles and shall continue until it is dissolved, its affairs are wound up and final liquidating distributions are made pursuant to this Agreement and in compliance with the Act.

ARTICLE II
UNITS; CAPITAL CONTRIBUTIONS

2.1 Classes of Units.
All interests of the Members in distributions and other amounts specified in this Agreement, as well as the rights of the Members to vote on, consent to, or approve any matter related to the Company, shall be denominated in units of membership interests in the Company (each a "Unit" and collectively, the "Units"), and the relative rights, privileges, preferences and obligations of the Members with respect to Units shall be determined under this Agreement and the Act to the extent provided herein and therein. The number and the class of Units held by each Member shall be set forth opposite such Member's name on the Schedule of Members. The Board shall have the power and authority, without the approval of any Member, to cause the Company to sell, grant or issue options to acquire Class A Units ("Class A Units"), Class C Units ("Class C Units"), and Class B Units ("Class B CF SPV Units"), each on terms and conditions determined by the Board in its discretion. In addition, Unless otherwise determined by the Board, Class C Units are intended to constitute "profits interests" for tax purposes, within the meaning of IRS Revenue Procedure 93-27 and IRS Revenue Procedure 2001-43. The holders of Class C Units which constitute profits interests shall not be credited with a Capital Account in respect of the grant or vesting of Class C Units; and the Board, in consultation with the Company's tax advisors, shall have the power, without the consent of any Member, to amend this Agreement in respect of the Class C Units to preserve, achieve or further document the Company's intent that the Class C Units constitute profits interests. Unless otherwise determined by the Board, Class B CF SPV Units are intended for issuance in the Regulation Crowdfunding offerin. The Class B CF SPV Units are non-voting economic interests identical to Class A Units except no voting rights under Section 3.1 or consent rights under Section 10. Authorized: 53,695 Class B Units. Issued to: Chay Spirits I, a series of Wefunder SPV, LLC and Chay Spirits I EB, a series of Wefunder SPV, LLC (each, an "SPV Holder"). Transfer restrictions: Subject to Section 5.4 (Drag-Along) and Reg CF lock-up (1-year resale limit per Rule 204).

(a) Voting. The Members shall have no right to vote on any matter, except as specifically set forth in this Agreement, or as may be required under the Act. Any such vote shall be at a meeting of the Members entitled to vote or in writing as provided herein. Class A Units are entitled to cast one vote per unit on any matter requiring the approval of the Units. The Class C Units shall not be entitled to vote on any matter.

2.1. Additional Capital Contributions. Except as may otherwise be expressly provided in this Agreement, the Board may, without the approval of any Member, from time to time authorize and cause the Company to issue additional Units, securities or rights convertible into Units, options or warrants to purchase Units, or any combination of the foregoing, consisting either of the classes of Units authorized

hereby or as otherwise may be authorized in accordance with the terms hereof (collectively, "New Securities"), and with such rights, privileges, preferences and restrictions and other terms and conditions, and in exchange for such cash or other lawful consideration, as the Board may determine; provided, however, no Member shall have any obligation to contribute additional capital to the Company except to the extent expressly set forth in Section 3.3 (in respect of refund of excess tax distributions).

2.2 Liability of Members. No Member shall be liable for any debts or losses of capital or profits of the Company or be required to guarantee the liabilities of the Company. Except as set forth in Section 2.4, no Member shall be required to contribute or lend funds to the Company.

2.3 Capital Contributions. The initial Capital Contribution (if any) and additional Capital Contribution(s) (if any) of each Member to the capital of the Company shall be set forth in the Company's books and records. Without limiting any assignment of intellectual property, Confidential Information, Trade Secret, other proprietary rights, or other intangible property (collectively, "IP and Similar Property") to the Company under contract, applicable law or otherwise, the initial Capital Contribution (if any) of any Member shall be deemed to include IP and Similar Property specified in any contract or agreement between such Member and the Company as contributed to, belonging to or assigned to the Company in connection with such Member becoming a party to this Agreement; and notwithstanding anything to the contrary in this Agreement such contribution of IP and Similar Property shall be irrevocable, such Member shall not be entitled to a return of such IP and Similar Property, and unless specifically determined by the Board, such Member shall not be entitled to an increase in such Member's Capital Account in respect of such contribution. Additional Capital Contributions shall be governed by Section 2.2 of this Agreement and any other applicable provisions of this Agreement.

2.4 Capital Accounts.

(a) A separate capital account (each a "Capital Account") shall be maintained for each Member in accordance with the rules of Treasury Regulations Section 1.704-1(b)(2)(iv), and this Section shall be interpreted and applied in a manner consistent therewith. Whenever the Company would be permitted to adjust the Capital Accounts of the Members pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) to reflect revaluations of Company property or issuances of additional interests in the Company, or at any other time when such an adjustment would otherwise be permitted under such Treasury Regulations, the Company, at the direction of the Board, may so adjust the Capital Accounts of the Members. In the event that the Capital Accounts of the Members are adjusted pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) to reflect revaluations of Company property, (i) the Capital Accounts of the Members shall be adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g) for allocations of depreciation, depletion, amortization and gain or loss, as computed for book purposes, with respect to such property, (ii) the Members' distributive shares of depreciation, depletion, amortization and gain or loss, as computed for tax purposes, with respect to such property shall be determined so as to take account of the variation between the adjusted tax basis and book value of such property in the same manner as section 704(c) allocations are made under Section 4.3 of this Agreement, and (iii) the amount of upward or downward adjustments to the book value of the Company property shall be treated as income, gain, deduction or loss for purposes of applying the allocation provisions of Article IV. In the event that section 704(c) of the Code applies to Company property, the Capital Accounts of the Members shall be adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g) for allocations of depreciation, depletion, amortization and gain and loss, as computed for book purposes, with respect to such property. No Member shall have any obligation to restore any portion of any deficit balance in such Member's Capital Account, whether upon liquidation of its Units, liquidation of the Company or otherwise.

(b) Payments of or in respect of salary, wages, fees, payments on loans, rents, etc. (such payments designated by the Board in accordance with this section, "Guaranteed Payments"), may be made by the Company to the Members. Guaranteed Payments shall not be deemed to be distributions to

the Members on account of their Units and shall not be charged to the Members' capital accounts. Any payments to Persons that are Members that are designated, consistent with the immediately preceding sentence, by the Board as Guaranteed Payments (whether such designation is prospective, current or retroactive) will be deemed Guaranteed Payments for the purposes of this Agreement; all other payments made to such Persons shall be deemed to be distributions in respect of the Units held by such Members pursuant to Article III. The Board shall have the authority to update this Section, without the consent of any Member, as the Board may deem necessary or appropriate in consultation with its tax or accounting advisors, in order to further implement the intent of the foregoing provisions of this Section in accordance with then applicable law and regulation. The Board shall also have authority, without the consent of any Member, in consultation with the Company's tax or accounting advisors, to revise this Section, in order to clarify the intended tax treatment of Guaranteed Payments. Upon the request of any Member, the Company shall discuss with such Member in good faith, any proposals of such Member regarding changes to this Section, but the Board shall have final authority on the matter of Guaranteed Payments; provided that no change to this Section shall have the effect of amending any written agreement between the Company and such Member regarding Guaranteed Payments to such Member.

(c) As of the Effective Date, each Member's Capital Account is reflected opposite such Member's name under the heading "Cash Capital Contribution" on the Schedule of Members. The Board shall have the power, without the consent of any Member, to update the Schedule of Members from time to time to reflect (i) the joinder or removal of a party hereto in accordance with this Agreement, (ii) transfers of or changes in number of Units, (iii) issuance of New Securities or other membership interests and (iv) Capital Contributions, in each case from time to time in accordance with this Agreement, and (v) other reasonably related matters.

(d) Except as otherwise expressly provided in this Agreement, (i) no Member shall be entitled to withdraw or receive any part of its Capital Account or receive any distribution with respect to its Units, (ii) no Member shall be entitled to receive any interest on its Capital Account or Capital Contributions, (iii) each Member shall look solely to the assets of the Company for the return of its Capital Contributions and distributions with respect to its Units, (iv) no Member shall have any right or power to demand or receive any property or cash from the Company and (v) no Member shall have priority over any other Member as to the return of its Capital Contributions.

ARTICLE III
DISTRIBUTIONS

3.1 Distributions. Subject to the provisions of Section 3.2 and 3.3, the Company shall make distributions, if any, to the Members as follows:

(a) Subject to the provisions of Sections 3.1(b) and 3.2, any distributions that the Company may make to the Members shall be made pro rata in accordance with the aggregate number of such Units held; provided that no Class C Unit and no Class B CF SPV Unit shall receive any distribution under this Section 3.1(a) until the Members receive, after the date of issuance of such Class C Unit and Class B CF SPV Unit, distributions in respect of the Units other than such Class C Unit and Class B CF SPV Unit pursuant to this Section 3.1(a) in an aggregate amount at least equal to the Incentive Unit Threshold of such Class C Unit and Class B CF SPV Unit.

(b) In the event of the dissolution and liquidation of the Company, the assets of the Company shall be disbursed in the following order of priority:

(i) first, to make payment of all debts and liabilities owing to creditors and the expenses of dissolution or liquidation;

(ii) second, to establish such reserves as reasonably deemed by the Board necessary or appropriate for any contingent or unforeseen liabilities or obligations of the Company;

(iii) third, to the holders of Class A Units on a Unit-by-Unit basis, pro rata in accordance with the aggregate number of such Units held; provided, however that no distribution in respect of a Unit under this Section 3.1(b) (iii) shall be made in excess of the Capital Account of such holder attributable to such Unit at the time immediately preceding such distribution; and

(iv) fourth, to each holder of Units, pro rata in accordance with the aggregate number of Units held by such holder, subject in the case of any Class C Unit and Class B CF SPV Unit, to a reduction of any distribution under this Section 3.1(b)(iv) in respect of such Class C Unit and Class B CF SPV Unit to the extent of any respective applicable Incentive Unit Threshold (as defined in Section 3.1(c) below) of such Class C Unit and Class B CF SPV Unit.

(c) To the extent that the Board has determined that any of the Class C Units constitute "profits interests" for tax purposes, within the meaning of IRS Revenue Procedure 93-27 and IRS Revenue Procedure 2001-43, none of the Members issued such Class C Units shall make capital contributions in connection with the acquisition of such Units and the Company shall treat such Members as holding "profits interests" for all purposes of this Agreement. Such Class C Units shall only be entitled to share in future distributions, allocations of income and increases in the net equity value of the Company above the applicable Incentive Unit Threshold after the date of issuance of such Class C Units, and any allocations, distributions or Incentive Unit Thresholds with respect to such Class C Units shall be adjusted as necessary to ensure that such Class C Units are treated as profits interests. The Board shall have the authority to set the valuation threshold at which a Class C Unit will begin to participate in distributions by the Company (each, an "Incentive Unit Threshold"), which threshold shall be intended by the Board to be sufficient to cause the Class C Units to be treated as profits interests. Any Class C Unit will participate only in distributions, allocations of income or increases in the net equity value of the Company after an amount equal to the applicable Incentive Unit Threshold has been distributed (or as applicable with respect to allocations or increases, allocated or increased) in the aggregate to other Members pursuant to Section 3.1(a) or Section 3.1(b) after the issuance of such Class C Unit. In the event that the Internal Revenue Service issues any additional guidance concerning the taxation of the Class C Units, the Board is hereby authorized, without the action or approval of any Member, to take any action required by such guidance, including the filing of tax elections thereunder and the adoption of additional provisions to this Agreement that are binding on the Company and the Members under the Act, to achieve the same tax treatment for such Class C Units as is applicable at the time of their issuance.

(d) Notwithstanding any provision of the Act, except as otherwise provided in this Agreement, no Person that ceases to be a Member of the Company shall be entitled to receive the fair value of such Person's interest in the Company prior to the dissolution and winding up of the Company.

3.2 Withholding. If any federal, foreign, state or local jurisdiction requires the Company to withhold taxes or other amounts with respect to any Member's allocable share of taxable income or any items thereof, or with respect to distributions, the Company shall withhold from distributions or other amounts then due to such Member an amount necessary to satisfy the withholding responsibility and shall pay any amounts withheld to the appropriate taxing authorities. In such a case, for purposes of this Agreement the Member for whom the Company has paid the withholding tax shall be deemed to have received the withheld distribution or other amount due and to have paid the withholding tax directly and such Member's share of cash distributions or other amounts due shall be reduced by a corresponding amount. If it is anticipated that, at the due date of the Company's withholding obligation, the Member's share of cash distributions or other amounts due is less than the amount of the withholding obligation, the Member with respect to which the withholding obligation applies shall pay to the Company the amount of such shortfall within 30 days after notice by the Company, and such payment shall not be treated as a

Capital Contribution and shall not increase the Member's Capital Account. If a Member fails to make the required payment when due hereunder, and the Company nevertheless pays the withholding, in addition to the Company's remedies for breach of this Agreement, the amount paid shall be deemed a recourse loan from the Company to such Member bearing interest at the Default Rate, and the Company shall apply all distributions or payments that would otherwise be made to such Member toward payment of the loan and interest, which payments or distributions shall be applied first to interest and then to principal until the loan is repaid in full.

3.3 Tax Distributions. Within 90 days after the end of each calendar year, to the extent of any available cash on hand, the Company shall distribute to each Member (any such distribution, a "Tax Distribution") an amount such that total distributions under Sections 3.1 and 3.3 to such Member with respect to the calendar year recently ended are at least equal to the assumed federal, state and, if elected by the Board, local income tax liability (such liability, a "Tax Liability") incurred by such Member with respect to such Member's distributive share of the Company's taxable net income for such taxable year. For purposes of the computation required by this Section 3.3 (the "Tax Distribution Computation"), the taxable net income for a taxable year allocated to each Member shall be deemed to be reduced by any prior net loss allocated to such Member that was not previously taken into account under this sentence; provided, however, that capital losses included in any such prior net losses shall be included in the Tax Distribution Computation only to the extent of subsequent capital gains. In calculating the amount of each Tax Distribution, the Company shall assume that each Member is taxable at the highest combined effective federal and state income tax rate applicable to individuals under the Code and the laws of the state in which any Member of the Company resides or where the Company does business and which state has highest effective state income tax rate of all of the states in which any Members of the Company reside or where the Company does business (each an "Applicable Jurisdiction"), giving effect to the different tax rates attributable to different types of income earned by the Company, and the extent of deductibility of state taxes for federal income tax purposes assuming for the purpose of such deductibility determination that Members have no other income. The Company may but shall not be required to assume for the purposes of the computation required by this Section 3.3 that each Member is subject to local income at the highest rate in any Applicable Jurisdiction. The Company shall not include foreign taxes in such computation. Any Tax Distribution shall be treated as an advance on the Member's rights to distributions under Section 3.1 and shall reduce the amount of any following distributions on a dollar-for-dollar basis. To the extent of available cash on hand that is legally available for distribution under the Act, the Company may make advance Tax Distributions on a quarterly basis in the amounts estimated by the Board of Directors to represent the Members' liabilities for quarterly estimated taxes. Any such advance Tax Distributions shall similarly reduce the Members' rights to distributions under Section 3.1 (and to the amount of the annual distribution under this Section 3.3). If, as of the end of a taxable year, the aggregate advance Tax Distributions paid to a Member with respect to the Member's Tax Liability for such taxable year exceed the aggregate amount of Tax Distributions to which the Member is entitled for such taxable year, the Member shall promptly refund such excess to the Company, and any such refunded amount shall be treated as if it were never distributed.

ARTICLE IV ALLOCATIONS

4.1 Allocations. Subject to Section 4.2, net income or net loss (or any items thereof), after deducting Guaranteed Payments, for each taxable year shall be allocated among the Members in such amounts and ratios as may be necessary to cause the Members' Capital Account balances (determined after crediting to each Member's Capital Account any amount that such Member is deemed obligated to restore under Treasury Regulations Section 1.704-2) to be as nearly equal to their Target Balances as possible.

4.2 Qualified Income Offset, etc. To the extent the allocation provisions of Section 4.1 would not comply with the Treasury Regulations under section 704(b) of the Code, there is hereby included in this Agreement such special allocation provisions governing the allocation of income, gain, loss, deduction and credit (prior to making the remaining allocations in conformity with Section 4.1) as may be necessary to provide herein a so-called "qualified income offset," and ensure that this Agreement complies with all provisions, including "minimum gain" provisions, relating to the allocation of so-called "nonrecourse deductions" and "partner nonrecourse deductions" and the charge back thereof as are required to comply with the Treasury Regulations under section 704 of the Code. In particular, so-called "nonrecourse deductions" and "excess nonrecourse liabilities," as defined in the Treasury Regulations under sections 704 and 752 of the Code, shall be allocated to the Members in proportion to the ratios in which they would share distributions under Section 3.1 if all distributions were made pursuant to such section.

4.3 Section 704(c) Allocations. In accordance with section 704(c) of the Code and the Treasury regulations thereunder, items of depreciation, amortization, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial book value, with such allocation to be made by the Board in accordance with Section 4.5 and the Treasury regulations. Such allocations are referred to herein as "Section 704(c) Allocations."

4.4 Allocations for Tax Purposes. Subject to Sections 2.5 and 4.3, items of income, gain, deduction and loss for federal income tax purposes shall be allocated in the same manner as the corresponding items are allocated for book purposes pursuant to this Article IV.

4.5 Tax Elections. Any elections or other decisions relating to tax matters shall be made by the Board in any manner that reasonably reflects the purpose and intention of this Agreement.

ARTICLE V
MANAGEMENT AND GOVERNANCE

5.1 Management by Board; Specific Acts Authorized; Delegation of Authority by the Board.

(a) General Authority of the Board; Size.

(i) The business, property and affairs of the Company shall be managed by a board of managers (the "Board"). The Board shall initially consist of two members, who shall initially be Chase Glick and Jonathan Glick (the "Founder Designees"). The size of the Board may be increased, or decreased (but not below one manager), from time to time by the Board or by amendment of this Agreement. Any manager serving on the Board shall also be a "Manager" for the purposes of this Agreement. Any action taken by a Manager, and the signature of such Manager on any agreement, contract, instrument or other document on behalf of the Company shall, with respect to any third-party, be sufficient to bind the Company and shall conclusively evidence the authority of such Manager and the Company with respect thereto.

(ii) Any Manager may be removed from the Board upon the written consent of the Requisite Members. Any vacancy on the Board shall be filled upon the vote or written consent of either the Requisite Members or the other Managers then serving on the Board.

(iii) Notwithstanding the foregoing and anything in this Agreement to the contrary, so long as Founder is a Member, in any election of Managers of the Company each

Member entitled to vote shall vote at any regular or special meeting of Members (or by written consent) all Units then owned by them (or as to which they then have voting power) to elect the Founder Designees as Managers.

(iv) Subject to Section 5.3 and except as otherwise required by the Act, the Board shall have authority, power and discretion to manage and control the business, property and affairs of the Company, to make all decisions regarding those matters and to supervise, direct and control the actions of the Officers and to perform any and all other actions customary or incident to the management of the Company's business, property and affairs. The Members shall have no power to participate in the management of the Company or to vote on any matter, except as specifically set forth in this Agreement, or as may be required under non-waivable provision of the Act. Notwithstanding anything in this Agreement to the contrary, any amendment to this Section 5.1(a) shall require the prior written consent of Founder for so long as Founder is a Member.

(b) Meetings of the Board. Meetings of the Board may be called by any Manager. Notice of any meeting shall be given pursuant to Section 10.1 below to all Managers not less than 48 hours prior to the meeting. A majority of Managers shall be required to constitute a quorum for the transaction of business by the Board; provided, however, that if there are two or fewer Managers then serving on the Board, all Managers shall be required to constitute a quorum for the transaction of business by the Board. Except as otherwise provided in this Agreement, the approval of a majority of the Managers present at any duly constituted meeting of the Board at which a quorum is present shall be required for the Board to take any action; provided, however, that if there are two or fewer Managers then serving on the Board, approval by all Managers shall be required for the Board to take any action. A notice need not specify the purpose of any meeting. Notice of a meeting need not be given to any Manager who signs a waiver of notice, a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or who votes at a later meeting of the Board to approve the minutes thereof, or who attends the meeting without protesting the lack of notice prior to the commencement of the meeting. All such waivers, consents and approvals shall be filed with the Company's records or made a part of the minutes of the meeting (or with respect to votes taken at a later meeting, the minutes of such later meeting). Managers may participate in any meeting of the Managers by means of conference telephones or other means of electronic communication so long as all Managers participating can hear or communicate with one another. A Manager so participating is deemed to be present at the meeting.

(c) Board Action by Written Consent. Any action that is permitted or required to be taken by the Board may be taken or ratified by written consent setting forth the specific action to be taken, which written consent is signed by all of the Managers.

(d) Limitation of Liability. No Manager shall be obligated personally for any debt, obligation or liability of the Company or of any Member, whether arising in contract, tort or otherwise, by reason of being or acting as Manager of the Company. No Manager shall be personally liable to the Company or its Members for any action undertaken or omitted in reliance upon the provisions of this Agreement unless the acts or omissions of the Manager (i) were not in good faith or constituted willful misconduct and actually caused a material adverse effect on the Company or (ii) constituted criminal activity, actual fraud, or a knowing violation or breach of this Agreement.

5.2 Officers.

(a) Enumeration. Except as otherwise provided herein, the Board may appoint, without the consent of any Member, one or more officers of the Company (each an "Officer" and,

collectively, the "Officers"), which shall (unless the Board determines that such offices shall be vacant) consist of a President, a Treasurer and a Secretary, and which may consist of such other Officers, including a Chairman of the Board (who, if present, shall preside at Board Meetings and have such duties as are otherwise determined by the Board), a Chief Executive Officer, a Chief Operating Officer, a Chief Financial Officer, one or more Vice Presidents, Assistant Treasurers and Assistant Secretaries, and other Officers as the Board may determine. If authorized by a resolution of the Board, the Chief Executive Officer or President may be empowered to appoint from time to time Assistant Secretaries and Assistant Treasurers. The Board may also designate an Authorized Person or Authorized Persons with authority to take specified actions or sign documents to the extent specified by the Board, and any such Authorized Person shall be an Officer for the purposes of this Agreement when acting within the authority delegated to such Authorized Person by the Board.

(b) Election. The President, Treasurer and Secretary shall, at a meeting of the Board or by written action, be elected annually by the Board, and the Board may elect other Officers from time to time, at a meeting or by written action; provided that, in the absence of such an election, the holders of each such respective office shall continue to hold such respective office until removal or resignation or, if applicable, until such other earlier time specified elsewhere in this Agreement.

(c) Qualification. An Officer need not be a Member or Manager. Any number of offices may be held by the same Person.

(d) Tenure. Except as otherwise provided by the Act or by this Agreement and unless otherwise specified in the vote appointing him or her, each of the Officers shall hold office until his or her successor is elected or until his or her earlier resignation or removal. Any Officer may resign by delivering his or her written resignation to the Company or to the Chief Executive Officer or Secretary, and such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the occurrence of some other event.

(e) Removal. Any Officer elected or appointed by the Board or by the Chief Executive Officer may be removed at any time by the Board, except that any Officer appointed by the Chief Executive Officer may also be removed at any time by the Chief Executive Officer.

(f) Vacancies. Any vacancy in any office may be filled for the unexpired portion of the term by the Board.

(g) Chief Executive Officer; President. The Chief Executive Officer shall report to the Board and, subject to the direction of the Board, shall have general supervision and control of the Company's business. The President shall report to the Chief Executive Officer and, subject to the direction of the Board and the oversight of the Chief Executive Officer, the President of the Company shall have general supervision and control of the Company's operations and, in the absence or unavailability of the Chief Executive Officer, shall have the powers and perform the duties of the Chief Executive Officer, and shall have such other powers and perform such other duties as may be prescribed by the Chief Executive Officer. Unless otherwise determined by the Board, the Chief Executive Officer (or in his or her absence, the President) shall preside, when present, at all meetings of the Members and, if there is no Chairman of the Board (in in his or her absence) shall preside, when present, at all meetings of the Board. Subject to any additional approval required to undertake any Major Decision (defined below), any action taken by the Chief Executive Officer or President, and the signature of the Chief Executive Officer or President on any agreement, contract, instrument or other document on behalf of the Company shall, with respect to any third-party, be sufficient to bind the Company and shall conclusively evidence the authority of the Chief Executive Officer or President and the Company with respect thereto.

(h) Chief Financial Officer. The Chief Financial Officer shall report to the President, shall have custody of all funds, securities, and valuable documents of the Company, shall have general charge of the financial affairs of the Company business and shall have the powers and perform such other duties as may be prescribed by the President.

(i) Treasurer. The Treasurer shall report to the Chief Financial Officer (or in the absence or unavailability of the Chief Financial Officer, shall report to the President), serve as the controller of the Company, shall be the custodian of the accounting books and records of the Company, and shall have the powers and perform such other duties as may be prescribed by the President or the Chief Financial Officer.

(j) Chief Operating Officer. The Chief Operating Officer shall report to the President. The Chief Operating Officer shall be responsible for the management and oversight of the Company's operations and shall have other powers and perform such other duties as may be prescribed by the President.

(k) Secretary; Assistant Secretaries. The Secretary shall report to the President and shall record all the proceedings of the meetings and actions of the Board and the Members in books kept for that purpose. In his or her absence from any such meeting an Assistant Secretary, or if there be none or he or she is absent, a temporary secretary chosen at the meeting, shall record the proceedings thereof on behalf of the Secretary; provided that the Secretary, any Assistant Secretary or any such temporary secretary shall have the power to certify the accuracy of such minutes, subject to the approval thereof by the Board or the Members, or after such approval to certify the approval of such minutes. The Secretary shall have such other duties and powers as may be designated from time to time by the Chief Executive Officer or the President.

(l) Other Powers and Duties. Subject to this Agreement, each Officer shall have, in addition to the duties and powers specifically set forth in this Agreement, (i) subject to any limitation imposed by the Board from time to time, such duties and powers as are customarily incident to his or her office, and (ii) such additional duties and powers as may be determined from time to time by the Board. Any Manager may, upon action of the Board and without the action or approval of any Member, update the applicable subsection of this Section 5.2 to reflect the duties of any Officer as prescribed, designated or determined in accordance with this Section 5.2.

(m) Limitation of Liability. No Officer shall be obligated personally for any debt, obligation or liability of the Company or of any Member, whether arising in contract, tort or otherwise, by reason of being or acting as an Officer of the Company. No Officer shall be personally liable to the Company or its Members for any action undertaken or omitted in reliance upon the provisions of this Agreement unless the acts or omissions of the Officer (i) were not in good faith or constitute willful misconduct and actually cause a material adverse effect on the Company or (ii) constitute criminal activity, actual fraud, or a knowing violation or breach of this Agreement.

5.3 Conversion to Corporation; Registration. The Board and the Requisite Members shall have the power to cause the Company to convert its form of organization, execute and deliver or file related documents, instruments, and agreements, and take other actions determined by the Board to be reasonably necessary or appropriate in connection with such conversion. In the event of the approval of such a conversion or any such other actions, the applicable portions of this Section will apply.

(a) In the event that at any time after the Effective Date the Board and the Requisite Members shall determine that it shall facilitate an offering of equity interests in the Company or a successor through an IPO or for any other purpose approved by the Board, in the Board's sole discretion,

then the Board shall have the power to cause the Company to be reorganized as a corporation under the General Corporation Law of the State of Delaware (or such other state as is approved by the Board) by incorporation, merger, contribution or other permissible manner (a "Conversion"), and the Members shall cooperate in good faith to effectuate such Conversion and, if applicable, Public Offering, including without limitation, taking such actions as are necessary or appropriate (as determined by the Board and the Requisite Members) to cause such Conversion, including (i) voting or consenting with respect to all Units held by such Members to the Conversion and approving the documents determined by the Board and the Requisite Members appropriate or desirable to effect the Conversion, (ii) if applicable, approving of the filing of a certificate of conversion with the Delaware Secretary of State, or other applicable Conversion documents, (iii) if applicable, approving the dissolution of the Company, the creation of one or more Subsidiaries of the Company (or one or more subsidiaries of a newly formed corporation) for the purposes of the Conversion and the transfer to such Subsidiaries (or such subsidiaries) of any or all of the assets of the Company (directly or indirectly, through one or more steps, including by merger) or (iv) if applicable, exchanging their Units for shares of a newly formed corporation or for a Subsidiary or Subsidiaries of the Company) or a subsidiary or subsidiaries of such newly formed corporation).

(b) If determined by the Board and the Requisite Members in connection with a transaction contemplated by this Section 5.4 that the Units will be exchanged for other securities, the Members shall receive, in exchange for their respective Units, equity securities of the Company, shares of capital stock of such corporation or equity securities of its subsidiaries or of the Company's Subsidiaries having the same relative economic interest and other rights and obligations in such corporation or its Subsidiaries as is set forth in this Agreement, subject to any modifications deemed appropriate by the Board with the consent of the Requisite Members as a result of the conversion to corporation form or other corporate transition transaction; provided that the holders of Voting Units of the same class shall be treated in the same fashion in such exchange; and provided further that the Company may take into account the differing Capital Account with respect to any Unit, any differences upon the advice of the Company's independent accountant to allocate tax attributes in accordance with applicable law and regulation or other differences contemplated by or maintained in accordance with this Agreement, and, in each case, the taking account of such differences shall not be determined to be treating holders in a different fashion. Without limiting the generality of the foregoing, in the event of a transfer or exchange of the Units to a newly-formed corporation, the Members shall receive, in exchange for their Units, if approved by the Board and the Requisite Members, shares of capital stock of such corporation as if such transfer were a liquidation in exchange for capital stock of such corporation and giving effect to the terms of Section 5.4. If the Board determines that it is reasonably necessary or appropriate to do so, then, in connection with any Conversion, such resulting corporation and the Members shall enter into a stockholders' agreement or other agreements providing for such terms and conditions as are necessary for the provisions of this Agreement or any other agreement between the Company and its Members or some of its Members (each, an "Other Agreement") to continue to apply to such resulting corporation, the stockholders of such resulting corporation and the capital stock of such resulting corporation, including, but not limited to, an agreement to vote all shares of capital stock held by such stockholders to elect the board of directors of such resulting corporation in accordance with the substance of Section 5.1, any applicable rights of first refusal, co-sale rights, drag-along rights, rights of first offer or preemptive rights, registration rights, or other rights for the benefit of the Company or any of its Members as may be effected by this Agreement or Other Agreements, subject to such changes as deemed appropriate by the Board and approved by the Requisite Members.

(c) The Members hereby agree to take any action requested by the Board in connection with any such Conversion or other transaction contemplated by this Section 5.4 to facilitate a structure, to the extent reasonably achievable in the sole discretion of the Board, to seek to establish the ability of the Members to aggregate (or "tack") the period during which they hold their Units together

with the period during which they hold shares of capital stock of the resulting corporation for purposes of the United States securities laws, including Securities Act Rule 144.

5.4 Drag-Along Rights.

(a) If the Board and the Requisite Members approve in writing a sale of the Company or a Subsidiary, or the business of the Company or a Subsidiary, whether by merger, consolidation, sale of all or substantially all of the assets of the Company or a Subsidiary or a sale of all or substantially all of the outstanding Units of the Company or equity ownership of such Subsidiary, in a single transaction or series or related transaction (a "Sale of Company"), each Member will consent to and raise no objections to the Sale of Company, and (i) if the Sale of Company provides for the purchase of all or substantially all of the Company's issued and outstanding Units, or of the equity securities of a Subsidiary, each Member holding Units or equity securities of a Subsidiary will agree to sell, and will sell, all of such Member's Units or all of such equity securities of a Subsidiary on the terms and conditions (including any escrow or indemnification provisions) so approved, (ii) if the Sale of Company is structured as a merger or consolidation, each Member holding Units or the equity securities of a Subsidiary with voting rights will vote in favor of the Sale of Company and will not exercise (if any) any dissenters' rights of appraisal such Member may have under law, and (iii) if the Sale of Company provides for the sale of all or substantially all of the assets of the Company or a Subsidiary, each Member holding Units or equity securities with voting rights of a Subsidiary will vote in favor thereof and will vote in favor of subsequent dissolution and liquidation of the Company or such Subsidiary. Each Member holding Units or equity securities of a Subsidiary will take all necessary actions, in its capacity as a Member or as a holder of such equity securities, in connection with the consummation of the Sale of Company as are reasonably requested by the Board and the Requisite Members. The obligations of the Members pursuant to this section with respect to a Sale of Company are subject to the following conditions: (i) the consideration payable upon consummation of such Sale of Company to all of the Members shall be allocated among the Members as set forth in Section 3.1 (or as may be applicable, the respective governing documents of the applicable Subsidiary that is the subject of such Sale of Company), and (ii) upon the consummation of the Sale of Company, all of the Members shall receive the same form of consideration as the other Units (or other equity securities, as the case may be) of the same class (or series, as the case may be), except that if any of the consideration to be paid is in the securities of a Person other than the Company or a Subsidiary, the Board may, in its sole discretion determine that a Member that is not "accredited" (as defined in Rule 501 of Regulation D promulgated under the Securities Act) may be required to accept cash consideration, determined by the Board in good faith to reflect the fair value of consideration such securities that such non-accredited member would otherwise be entitled to receive, in lieu of such securities.

(b) To the extent that a Member does not promptly take the actions required by this section when requested by the Board and the Requisite Members, each such Member hereby constitutes and appoints the Board (or its designee for this purpose from time to time) as such Member's true and lawful attorney-in-fact and authorizes any such attorney-in-fact to execute on behalf of such Member any all documents and instruments which the attorney-in-fact deems necessary and appropriate in connection with the Sale of Company. The foregoing power of attorney is irrevocable and is coupled with an interest.

5.5 Exculpation and Indemnification.

(a) Exculpation. No Officer or Manager shall be liable to any other Officer, Manager, the Company, any Subsidiary or to any Member for any loss suffered by the Company or any Subsidiary unless such loss is caused by such Person's gross negligence, willful misconduct, violation of law or continued willful material breach of this Agreement after notice and opportunity to cure. The Officers and the Managers shall not be liable for errors in judgment or for any acts or omissions that do

not constitute gross negligence, willful misconduct, violation of law or continued material breach of this Agreement after notice and opportunity to cure. Any Officer or Manager may consult with counsel and accountants in respect of Company affairs, and provided such Officer or Manager acts in good faith reliance upon the advice or opinion of such counsel or accountants to the Company, to the Board, to any Subsidiary or to such Officer or Manager, such Officer or Manager shall not be liable for any loss suffered by the Company or any Subsidiary (or any Member) in reliance thereon.

(b) Right to Indemnification. Subject to the limitations and conditions as provided in this section, except with respect to a Person's gross negligence, willful misconduct, violation of law or continued willful material breach of this Agreement after notice and opportunity to cure, each Person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative (hereinafter a "Proceeding"), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, by reason of the fact that he or she, or a Person of whom he or she is the legal representative, is or was a Member, a Manager or Officer, or while a Member, a Manager or Officer is or was serving at the request of the Company as a manager, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise shall be indemnified by the Company to the fullest extent permitted by the Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment) against judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable expenses (including attorneys' fees) actually incurred by such Person in connection with such Proceeding, and indemnification under this section shall continue as to a Person who has ceased to serve in the capacity which initially entitled such Person to indemnity hereunder. The rights granted pursuant to this section shall be deemed contract rights, and no amendment, modification or repeal of this section shall have the effect of limiting or denying any such rights with respect to actions taken or Proceedings arising prior to any amendment, modification or repeal. It is expressly acknowledged that the indemnification provided in this Article V could involve, among other Company indemnification obligations, indemnification for negligence or under theories of strict liability.

(c) Advance Payment. Reasonable expenses of the type entitled to be indemnified under this section incurred by a Person who was, is or is threatened to be made a named defendant or respondent in a Proceeding shall, upon receipt of an undertaking by or on behalf of such Person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Company, be paid by the Company in advance of the final disposition of the Proceeding; provided however that the Company shall not be required to make such advance payments if otherwise determined by the Board in the specific case; provided further that advance payment of amounts claimed as indemnification for the benefit of any current or former Manager(s) or Officer(s) in their capacity as such shall be mandatory, unless (i) the Board determines that such indemnification would be unlawful under the Act and (ii) the applicable Manger(s) or Officer(s) do(es) not contest such determination in a notice to the Company or, if such determination is so contested, a court of competent jurisdiction finally determines that such indemnification is unlawful under the Act.

(d) Indemnification of Employees and Agents. The Company, by adoption of a resolution of the Board, may indemnify and advance expenses to an employee or agent of the Company to the same extent and subject to the same conditions under which it may indemnify and advance expenses to any Person(s) who is(are) not or were not Manager(s) or Officer(s) but who are or were serving at the request of the Company as a manager, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability company, corporation,

partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any liability asserted against such Person and incurred by such Person in such a capacity or arising out of such Person's status as such a Person to the same extent that it may indemnify and advance expenses to the Managers and Officers under this Section 5.5.

(e) Appearance as a Witness. Notwithstanding any other provision of this Article V, the Company shall pay or reimburse reasonable out-of-pocket expenses incurred by a current or former Manager or an Officer in connection with his or her appearance as a witness or other participation in a Proceeding at a time when such Manager or Officer is not a named defendant or respondent in the Proceeding.

(f) Nonexclusivity of Rights. The right to indemnification and the advancement and payment of expenses conferred in this Section shall not be exclusive of any other right which a Manager, an Officer or other Person indemnified pursuant to this Section may have or hereafter acquire under any law (common or statutory), provision of the Articles or this Agreement, any other agreement, vote of Members, vote of Managers, applicable law or otherwise.

(g) Insurance. The Company may purchase and maintain insurance, at its expense, to protect itself and any Person who is or was serving as a Manager, an Officer or agent of the Company, as a director, officer, manager or agent of a Subsidiary. or is or was serving at the request of the Company as a manager, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited ability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such Person against such expense, liability or loss under this Section.

(h) Savings Clause. If this Section or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Manager, each Officer or any other Person indemnified pursuant to this Section as to costs, charges and expenses (including attorneys' fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative to the full extent permitted by any applicable portion of this Section that shall not have been invalidated and to the fullest extent permitted by applicable law.

5.6 DISCLAIMER OF FIDUCIARY DUTIES; STANDARD OF CARE. EXCEPT TO THE EXTENT THE OBLIGATIONS OF MANAGERS AND OFFICERS SPECIFIED IN SECTION 5.1(d) or 5.2(m), RESPECTIVELY, CONSTITUTE FIDUCIARY DUTIES, THE COMPANY AND EACH MEMBER HEREBY WAIVES ALL FIDUCIARY DUTIES THAT THE MANAGER OR ANY OFFICER OF THE COMPANY MAY HAVE TO SUCH MEMBER AND ALL SUCH FIDUCIARY DUTIES ARE HEREBY ELIMINATED, TO THE MAXIMUM EXTENT PERMITTED BY THE ACT, INCLUDING WITHOUT LIMITATION TO THE MAXIMUM EXTENT PERMITTED BY SECTION 18-1101(c) OF THE ACT, SUCH THAT THE ONLY REMAINING DUTY AMONG THE MEMBERS, MANAGERS AND OFFICERS THAT IS NOT EXPRESSLY STATED IN THIS AGREEMENT (OR IN ANOTHER AGREEMENT, IF APPLICABLE) IS THE IMPLIED CONTRACTUAL COVENANT OF GOOD FAITH AND FAIR DEALING. THIS SECTION 5.6 DOES NOT WAIVE ANY DUTIES OF ANY OFFICER OR AGENT THAT IS NOT A PARTY TO THIS AGREEMENT. EACH MEMBER ACKNOWLEDGES THAT THIS WAIVER OF FIDUCIARY DUTIES REPRESENTS A LESSER STANDARD OF CARE AS COMPARED TO THE STANDARD OF CARE THAT WOULD APPLY TO THE COMPANY IF THE COMPANY WERE A DELAWARE CORPORATION AND FURTHER ACKNOWLEDGES THAT THIS WAIVER WAS SPECIFICALLY NEGOTIATED AND BARGAINED FOR IN CONNECTION WITH THE WILLINGNESS OF THE MEMBERS AND

MANAGER(S) TO ENTER INTO THIS AGREEMENT AND THE WILLINGNESS OF THE MANAGER(S) AND OFFICERS TO SERVE IN SUCH CAPACITY.

ARTICLE VI TRANSFER OF INTERESTS

6.1 In General.

(a) Except as otherwise set forth in this Article VI, a Member may not effect a Transfer of all or any portion of its Units, unless such Transfer is approved by the Board and such Transfer also complies with the other applicable provisions of this Article VI.

(b) Any Transfer not approved by the Board or that does not comply with this Article VI shall be void ab initio and of no force or effect. The terms and conditions on this Article VI shall terminate and be of no further force or effect immediately before consummation of an IPO or a liquidation.

6.2 Limited Exception For Transfers of Units.

(a) Certain Permitted Transfers. Subject to any other restrictions contained in any agreement between the Company and such Member, and notwithstanding Section 6.1(a), each Member may effect a Voluntary Transfer to one or more Permitted Transferees of all or a portion of the Units owned by such Member; provided that in each case the Permitted Transferee shall have become a Member in accordance with Section 6.3 and all Units so transferred shall continue to be subject to all provisions of this Agreement as if such Units were still held by such Member; and provided further, that no further Transfer shall thereafter be permitted hereunder except (i) by the Permitted Transferee back to the transferring Member or (ii) to another Permitted Transferee of such Member in compliance with this Article VI. Unless otherwise determined by the Board, in the event that any Member transfers fewer than all of such Member's Units to a Permitted Transferee pursuant to this Section 6.2(a), such transferring Member shall retain the full voting rights associated with such transferred Units and be entitled to vote all of such Member's Units, owned or transferred, on all matters that such Member is entitled to vote, for so long as such Member continues to hold any Units. Each Member that proposes a transfer to any Permitted Transferee will execute and deliver and cause any such Permitted Transferee to execute and deliver such further documents and instruments as are determined necessary or advisable by the Board to implement the intent of this Section6.2(a).

(b) Effect of Non-Compliance. Any attempted Transfer not permitted by and in compliance with this Section shall be null and void ab initio, and the Company shall not recognize the attempted purchaser, assignee, or transferee for any purpose whatsoever, and the Member attempting such Transfer shall have breached this Agreement for which the Company and the other Members shall have all remedies available for breach of contract.

6.3 Admission as a Member. In addition to any other requirements for transfer in this Agreement, no Transfer of Units shall be effective and no Person taking or acquiring, by whatever means, all or any portion of Units shall be admitted as a Member unless (in addition to the requirements of Section 6.2) such proposed Transfer complies with each of the following provisions:

(a) Prior Notice. In the case of a Voluntary Transfer, the Member proposing to effect a Voluntary Transfer delivers a notice to the Company at least 10 days prior to any proposed Voluntary Transfer of Units otherwise permitted pursuant to Section 6.2;

(b) Securities Law Compliance. In the case of either a Voluntary Transfer or an Involuntary Transfer, either (i) the Units are registered under the Securities Act and the rules and regulations thereunder, and any applicable state securities laws; or (ii) the Company and its counsel determine that the Transfer qualifies for an exemption from the registration requirements of the Securities Act, any applicable state securities laws and any securities laws of any applicable jurisdiction; provided that no such determination (or non-determination) shall give rise to any right to any Member or Person (other than the Company) and no Member or other Person (other than the Company) may rely on such determination (or non-determination);

(c) Termination. In the case of either a Voluntary Transfer or an Involuntary Transfer, the Transfer will not (i) result in the taxation of the Company as an association taxable as a corporation or otherwise subject the Company to entity-level taxation for federal income tax purposes or (ii) affect the Company's existence or qualification as a limited liability company under the Act;

(d) LLC Agreement. Such proposed transferee agrees to become a Member by executing and delivering a joinder to this Agreement and, if requested by the Company, any other agreement, contract, instrument or document relating to the Units transferred to such proposed transferee or the governance of the Company; and

(e) Assignment. Such Member and its proposed transferee execute, acknowledge, and deliver to the Company a written assignment of the Units, any joinder(s) to any other agreements requested by the Board and any other documents determined reasonably appropriate or necessary by the Board, in each case in such form as may be required by the Board.

Any Manager may amend the Schedule of Members from time to time to reflect the admission of Members pursuant to this Section, in each case without the action or approval of any Member.

6.4 Distributions and Allocations With Respect to Transferred Units. If any Units are transferred (by Voluntary Transfer or Involuntary Transfer) during any Fiscal Year in compliance with the provisions of this Article VI, then (i) allocations of net income and net loss with respect to the Units for such period shall be divided and allocated between the transferor and the transferee by taking into account their varying interests during such Fiscal Year in accordance with Code section 706(d) using any conventions permitted by the Code and selected by the transferor and transferee in connection with the transfer and approved by the Board; (ii) all distributions on or before the date of such transfer shall be made to the transferor, and all distributions thereafter shall be made to the transferee; and (iii) the transferee shall succeed to and assume the Capital Account and other similar items of the transferor to the extent related to the transferred Units. Solely for purposes of making the allocations and distributions, the Company shall recognize such transfer not later than the end of the calendar month during which the Company receives notice of such transfer and all of the conditions in Sections 6.1 and 6.2 are satisfied; provided that the Company may also elect to require, for convenience, that any transfer must occur on or as of the next to occur end of a fiscal quarter. If the Company does not receive a notice stating the date the Units were transferred and such other information and documents, under Section 6.3 or otherwise, as the Company may reasonably require within 30 days after the end of the Fiscal Year during which the transfer is purported in such notice to have occurred, then all of such items shall be allocated, and all distributions with respect to such Fiscal Year shall be made to the Person, who, according to the books and records of the Company on the last day of the Fiscal Year during which the transfer is purported to have occurred, was the owner of the Units, and any determination of the Board with respect to the effectiveness or effective date of any transfer or proposed transfer shall, in the absence of clear and convincing evidence of manifest error, be final and binding on each Member, each proposed transferee and any other Person who may have or purport to have rights under this Agreement. Neither the Company nor any Member shall incur any liability for making allocations and distributions in accordance

with the provisions of this Section, whether or not such Person had knowledge of any transfer or purported transfer of ownership of any Units. Any Member proposing to transfer all or a portion of any interest in the Company (or the transferee of such interest) shall be required to pay the Company's reasonable out-of-pocket costs incurred in connection with the proposed transfer, including any additional accounting, tax preparation or other administrative expenses incurred (or to be incurred) by the Company as a result of any tax basis adjustments under Code section 743.

ARTICLE VII CESSATION OF MEMBERSHIP

7.1 When Membership Ceases. A Person who is a Member shall cease to be a Member upon the Voluntary Transfer or Involuntary Transfer of all such Member's Units in accordance with this Agreement. A Member is not entitled to withdraw voluntarily from the Company while such Member owns Units.

7.2 Deceased, Incompetent or Dissolved Members. The personal representative, executor, administrator, guardian, conservator or other legal representative of a deceased individual Member or of an individual Member who has been adjudicated incompetent may exercise the rights of the Member for the purpose of administration of such deceased Member's estate or such incompetent Member's property. The beneficiaries of a deceased Member's estate shall become Members of the deceased Member only upon compliance with the conditions of this Agreement. If a Member who is a Person other than an individual is dissolved, the legal representative or successor of such Person may exercise the rights of the Member pending liquidation. The distributees of such Person may become Members of the dissolved Member only upon compliance with the conditions of this Agreement.

7.3 Consequences of Cessation of Membership. In the event a Person ceases to be a Member as provided in Section 7.1, the Person (or the Person's successor in interest) shall continue to be liable for all obligations of the former Member to the Company and, with respect to any Units owned by such Person, shall (unless and to the extent the Person's successor in interest is a Member or is admitted as a Member with respect to such Units, all in accordance with this Agreement) be a mere assignee with only economic rights hereunder (e.g., rights to allocations and distributions), subject to the restrictions, conditions and limitations described in this Agreement, and without any right to vote, and without any right to receive information (other than any Form K-1 required to be provided to such Person under applicable law) and without any other non-economic rights under this Agreement, except for non-waivable rights that are required by the Act (and all other rights are hereby waived by such Person).

ARTICLE VIII
DISSOLUTION, WINDING UP AND LIQUIDATING DISTRIBUTIONS

8.1 Dissolution Triggers. The Company shall dissolve upon the first occurrence of the following events:

(a) The determination by the Board and the Requisite Members that the Company should be dissolved; or

(b) The entry of a decree of judicial dissolution or the administrative dissolution of the Company as provided in the Act.

8.2 Winding Up; Termination. Upon a dissolution of the Company, the Board or a liquidator appointed by the Board, or, if there are no members of the Board and no such liquidator, a court appointed liquidating trustee, shall take full account of the Company's assets and liabilities and wind up the affairs

of the Company. The Persons charged with winding up the Company (the "Liquidators") shall settle and close the Company's business and dispose of and convey the Company's non-cash assets as promptly as reasonably practicable following dissolution as is consistent with an objective to obtaining the fair market value for the Company's assets. Any Liquidators shall, in addition to any other positions they may hold with or upon the request of the Company, for the purposes of the exculpation and indemnification provisions of Section 5.5, be Officers of the Company and shall have the powers and duties customarily attributable to liquidators of limited liability companies.

ARTICLE IX BOOKS AND RECORDS

9.1 Books and Records. The Company shall keep adequate books and records at its principal place of business, which shall set forth an accurate account of all transactions of the Company as well as the other information required by the Act.

9.2 Taxable Year; Accounting Methods. The Company's taxable year shall be the year required by the Code, or if different taxable years are permitted by the Code, shall be the calendar year end unless a different taxable year is permitted by the Code and selected by the Board. The Company shall report its income for income tax purposes using such method of accounting selected by the Board and permitted by law.

ARTICLE X MISCELLANEOUS

10.1 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (i) personal delivery to the party to be notified; (ii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iii) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying delivery no later than next-business-day and requesting written verification of receipt. All communications shall be sent to Members at their addresses as set forth on the Schedule of Members, provided that notices to the Company shall be sent to the principal office of the Company and to the attention of the Chief Executive Officer. Any party may change the address (or, if applicable pursuant to the below email notice provision, email address) to which notice shall be given to it by written notice given in accordance with this Section. Notice may also be sent by the Company to any Member at the email address specified in the Schedule of Members for such Member (or if no such email address is specified at any email address in the records of the Company at which the Company believes in good faith that actual notice would be received by a representative of the Company). Any such email notice given by the Company to a Member shall be effective upon dispatch during business hours on the date of dispatch or, if dispatched outside business hours, on the next business day.

10.2 Binding Effect. Except as otherwise provided in this Agreement, every covenant, term, and provision of this Agreement shall be binding upon and inure to the benefit of the Members, and their respective heirs, legatees, legal representatives, and permitted successors, transferees, and assigns.

10.3 Construction. No provision of this Agreement is to be interpreted as a penalty upon any party to this Agreement. The parties acknowledge that the provisions in this Agreement are reasonable and bargained for and that each party to this Agreement, together with such party's legal counsel, has shared equally in the drafting and construction of this Agreement and, accordingly, no court construing this Agreement shall construe it more strictly against one party hereto than any other party.

10.4 Entire Agreement; No Oral Agreements; Amendments to the Agreement.

(a) This Agreement constitutes the entire agreement among the Members with respect to the affairs of the Company and the conduct of its business and supersedes all prior agreements and understandings (including the Prior Agreement) with respect to the subject matter hereof, whether oral or written; provided, however, that any Member and the Company may also enter into other written signed agreements simultaneously or about simultaneously herewith or hereafter, which are not superseded hereby. The Company shall have no oral operating agreements.

(b) Any provision of this Agreement may be amended or waived by the written consent of the Board and Requisite Members. Any amendment or waiver adopted consistent with the provisions of this Section shall be binding on all Members and the Company without the necessity of their execution of the amendment or any other instrument. Notwithstanding anything contained in this Agreement to the contrary, the Board shall be permitted to update the Schedule of Members to reflect (i) Transfers of Units and the admission of new Members made in accordance with the terms and conditions of this Agreement and (ii) the forfeiture or repurchase by the Company of Units upon termination of the holder's employment or other service relationship with the Company by mutual agreement with such holder or in accordance with any contract to which such holder is bound; and, in each case, no such update to the Schedule of Members made in accordance with this sentence shall be deemed to be an amendment to this Agreement requiring the written consent of the Requisite Members.

(c) Without limiting the generality of the last sentence of clause (b), the Board shall be permitted to amend or restate this Agreement, from time to time, without the consent of the Requisite Members, to (i) incorporate any prior amendments which were adopted in accordance with this Agreement, in order to produce a single document representing the full and complete understanding of this Agreement, (ii) correct any errors or omissions, to cure any ambiguity, or to cure any provision that may be inconsistent with any other provision hereof or with any subscription document or any offering memorandum, (iii) to delete or add or modify any provision required to be so deleted, added or modified by law by (x) the staff of the Securities and Exchange Commission or any state securities or "Blue Sky" commissioner or similar official, or (y) any other Federal or state agency, but only when the deletion, addition or modification is for the benefit or protection of any of the Members or the Company; or (iv) to support the preservation of the treatment of the Class C Units as profits interests. For the purposes of any restatement of this Agreement, if so requested by the Board, each Member shall execute and deliver a counterpart signature page to any such restated Agreement. If such Member does not deliver a counterpart signature page thereto within 10 business days of such request, any officer of the Company designated by the Board shall have an irrevocable power of attorney, with full substitution in the premises, to execute such counterpart and deliver it to the Company on such Member's behalf; provided that any restatement shall be effective upon the execution by a Manager only, whether or not Members' signatures are requested or received. The foregoing power of attorney is coupled with an interest and is irrevocable without the prior signed written consent of the Company, which may be withheld in the sole discretion of the Board.

(d) Without limiting the powers of the Board or any Manager specified elsewhere in this Section or elsewhere in this Agreement, upon the execution and delivery of signatures of any Manager on behalf of the Company and the Requisite Members to this Agreement, all Members that were bound by the Prior Agreement hereby consent to (i) the attachment of their signature pages or joinders to the Prior Agreement to further evidence such Member's status as a party to this Agreement or (ii) the execution and delivery of a signature page to this Agreement by any Officer designated by the Board, on behalf of such Member, who is hereby appointed by such Member for the limited purposes of further evidencing such Member's status as a party to this Agreement this Section as such Member's attorney-in-fact, with full power of substitution, or (iii) both of the actions contemplated by clauses (i) and (ii).

10.5 Headings; Interpretation. Any tables or summaries of contents and any section or other headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof. All references to days or months shall be deemed references to calendar days or months. All references to "$" shall be deemed references to United States dollars. Unless the context otherwise requires, any reference to a "Section," "Schedule" or "Exhibit" shall be deemed to refer to a section of this Agreement or Schedule or Exhibit to this Agreement, as applicable. The words "hereof," "herein" and "hereunder" and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. Whenever the words "include," "includes," "including" or "for example" are used in this Agreement, they will be deemed to be followed by the words "without limitation." The word "or" shall not be deemed to be exclusive, unless the context otherwise requires. Any agreement, instrument or statute defined or referred to herein, or in any agreement or instrument that is referred to herein, means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

10.6 Severability. Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, then (a) such illegality or invalidity shall not affect the validity or legality of the remainder of this Agreement and (b) the parties agree to negotiate in good faith to draft a new legal and enforceable provision that to the maximum extent possible under applicable law comports with the original intent of the parties and maintains the economic and other terms to which the parties originally agreed.

10.7 Variation of Pronouns. All pronouns and any variations thereof shall be deemed to refer to masculine, feminine, or neuter, singular or plural, as the identity of the Person or Persons may require.

10.8 Governing Law; Dispute Resolution. The laws of the State of Delaware shall govern the validity of this Agreement, the construction and interpretation of its terms, and organization and internal affairs of the Company and the limited liability of the Members. Except as provided below, any dispute arising out of or relating to this Agreement shall be finally settled by binding arbitration conducted expeditiously in accordance with the J.A.M.S./Endispute Comprehensive Arbitration Rules and Procedures (the "J.A.M.S. Rules"). The arbitration shall be governed by the United States Arbitration Act, 9 U.S.C. sections 1-16, and judgment upon the award rendered by the arbitrators may be entered by any court having jurisdiction thereof. The arbitration shall take place in Chicago, Illinois.

(a) The arbitration shall commence within 60 days of the date on which a written demand for arbitration is filed by any party hereto. In connection with the arbitration proceeding, the arbitrator shall have the power to order the production of documents by each party and any third-party witnesses. In addition, each party may take up to three depositions as of right, and the arbitrator may in his or her discretion allow additional depositions upon good cause shown by the moving party. However, the arbitrator shall not have the power to order the answering of interrogatories or the response to requests for admission. In connection with any arbitration, each party to the arbitration shall provide to the other, no later than seven business days before the date of the arbitration, the identity of all Persons (including the names of representatives of Persons that are not natural persons) that may testify at the arbitration and a copy of all documents that may be introduced at the arbitration or considered or used by a party's witness or expert. The arbitrator's decision and award shall be made and delivered within six months of the selection of the arbitrator. The arbitrator's decision shall set forth a reasoned basis for any award of damages or finding of liability. The arbitrator shall not have power to award damages in excess of actual

compensatory damages and shall not multiply actual damages or award punitive damages, and each party hereby irrevocably waives any claim to such damages.

(b) The Company and each of the Members (each, a "Party") covenants and agrees that such Party will participate in the arbitration in good faith. This Section applies equally to requests for temporary, preliminary or permanent injunctive relief, except that in the case of temporary or preliminary injunctive relief any party may proceed in court without prior arbitration for the limited purpose of avoiding immediate and irreparable harm. Without limiting the scope of the exception in the immediately preceding sentence, nothing in this Agreement shall limit the ability of the Company to seek temporary or preliminary injunctive relief, or other equitable relief, against another Party in connection with the Confidential Information, Trade Secrets or intellectual property of the Company or any attempt by the Company to protect the Company against unauthorized use or disclosure of Confidential Information, Trade Secrets or intellectual property of the Company.

(c) Each Party (i) hereby consents and agrees that this Agreement be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law; for purposes of litigating any dispute that may arise directly or indirectly from this Agreement, including without limitation any dispute regarding the Articles or this Agreement, the parties hereby submit and consent to litigation in the exclusive jurisdiction of the Federal and State courts located in the State of Illinois and agree that any such litigation shall be conducted only in the courts of Illinois or the federal courts for the United States for the District of Illinois located closest to the Company's principal place of business and no other courts, (ii) hereby waives, and agrees not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution (except as protected by applicable law), that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court, and (iii) hereby waives and agrees not to seek any review by any court of any other jurisdiction which may be called upon to grant an enforcement of the judgment of any such court. Each Party hereby consents to service of process by registered mail at the address to which notices are to be given. Each Party agrees that its, his or her submission to jurisdiction and its, his or her consent to service of process by mail is made for the express benefit of each other Party. Final judgment against any Party in any such action, suit or proceeding may be enforced in other jurisdictions by suit, action or proceeding on the judgment, or in any other manner provided by or pursuant to the laws of such other jurisdiction.

10.9 Waiver of Action for Partition. Each of the Members irrevocably waives any right that it may have to maintain any action for partition with respect to any of the assets of the Company.

10.10 Counterpart Execution; Facsimile Execution. This Agreement, or any joinder hereto or acknowledgment, waiver or amendment hereto, or consent or action of Members or Mangers, may be executed in any number of counterparts with the same effect as if all of the parties delivering such a counterpart had signed the same document. Without limiting the foregoing, counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. All fully executed counterparts, whether original executions or facsimile executions, electronic executions or a combination of the foregoing, shall be construed together and shall constitute one and the same agreement.

10.11 Tax Matters Partner; Partnership Representative.

(a) Chase Glick has been the "tax matters partner" (within the meaning of Section 6231 of the Code) of the Company and as such shall have all powers and authorities granted tax matters partners under the applicable provisions of the Code and any regulations promulgated thereunder. All costs and expenses incurred by the tax matters partner in connection with an audit by the Internal Revenue Service or other government tax agency of a Company income tax return shall be borne by the Company. The tax matters partner shall be accountable and report to the Board and may not file a petition in Tax Court, cause the Company to pay the amount of any tax adjustment to the IRS, or make the election under Code section 6226 (as amended by the Bipartisan Budget Act of 2015), without the approval of the Board. Upon an audit subject to this Section, the Members agree to cooperate in good faith, including without limitation by timely providing information reasonably requested by the tax matters partner and making elections and filing amended returns reasonably requested by the tax matters partner, and by paying any applicable taxes, interest and penalties.

(b) If the Company pays any imputed adjustment amount under Code section 6225 as amended by the Bipartisan Budget Act of 2015, the Board shall, in its sole discretion, determine the Member (or former Members) to whom such liability relates and their relative share(s) of such liability (each share a "Partnership Tax Share"). Within 60 days of receiving a final notice from the IRS under Code section 6225, the Board shall seek payment from the Members (including any former Member) for their respective Partnership Tax Shares, and each such Member hereby agrees to pay such Member's Partnership Tax Share to the Company, and such amount shall not be treated as a Capital Contribution. Any Partnership Tax Share not paid by a Member (or former Member) within 60 days from the notice provided by the preceding sentence shall be treated as a loan made by the Company to such Member (or former Member) and shall bear interest at an annual rate equal to the Default Rate. Further, the Company shall offset a Member's rights to any distribution under this Agreement by such Member's unsatisfied Partnership Tax Share (plus accrued interest under the preceding sentence). Each Member acknowledges that, notwithstanding the transfer of all or any portion of its interest in the Company, it shall remain liable for such Member's Partnership Tax Share related to the Company's Fiscal Years prior to such Member's transfer. The obligations of each Member or former Member under this Section shall survive any transfer or redemption of a Membership Interest and the termination of this Agreement or the dissolution of the Company.

10.12 Confidentiality. Each Member covenants and agrees that: (a) except as permitted by clause (b), if such Member is an employee, consultant or service provider to the Company or any of its Subsidiaries, it, he or she will not disclose or make use of any Trade Secrets or Confidential Information of the Company other than as necessary in connection with the performance of his or her duties as an employee of, or consultant to, or service provider to the Company or any such Subsidiary; and (b) it, he or she shall not, directly or indirectly, transmit or disclose any Trade Secret or Confidential Information of the Company to any Person and shall not make use of any such Trade Secret or Confidential Information, directly or indirectly, for, as applicable, itself, himself, herself or others, without the prior written consent of the Company, except for (i) internal use, to monitor such Member's investment in the Company, by such Member and such Member's professional advisors with a duty of confidentiality to such Member and who are advised of Member's obligations under this Section and who agree to keep Confidential Information and Trade Secrets confidential and not use or disclose them except as permitted hereby, or (ii) a disclosure that is required by any law, order or legal process, in which case such Holder shall provide the Company prior written notice of such requirement as promptly as practicable so that the Company may contest such disclosure or a protective order or other available protection. To the extent that such Confidential Information or Trade Secret information is a "trade secret" as that term is defined under a state or federal law, this subparagraph is not intended to, and does not, limit the Company's rights or remedies thereunder and the time period for prohibition on disclosure or use of such information is until such information becomes generally known to the public through the act of one who has the right to disclose such information without violating a legal right of the Company.

10.13 Information for Members. Each Member that holds Class C Units that does not hold Class A Units (a "Specified Profits Interest Holder") hereby irrevocably waives any rights it may have to any information that such Member is not otherwise entitled pursuant to the express provisions of this Agreement.

10.14 Schedule 1 for Holders of Class C Units. Each Specified Profits Interest Holder acknowledges and agrees it shall only be entitled to see a redacted Schedule of Members that shows the aggregate number of Units and Class A Units and Class C Units and other amounts for all other Members, together with such Member's relative holdings of such amounts and items. In no event shall a Specified Profits Interest Holder be entitled to obtain or review any information illustrating the holdings or Units of the other Members except on an aggregate basis as provided in the previous sentence. In addition, each Specified Profits Interest Holder hereby waives, to the maximum extent permitted by law, any right of such Specified Profits Interest Holder or any obligation of the Company or any of its Affiliates to provide such information or any similar information under any other agreement or otherwise.

10.15 Legal Counsel. Each Member acknowledges and understands that this Agreement and related documents have been prepared by Neal, Gerber & Eisenberg LLP, legal counsel for the Company, and that such counsel has not represented or been engaged by any Member to provide services to such Member in the negotiation, execution, delivery or performance of this Agreement. Each Member acknowledges that such counsel for the Company may now concurrently provide or may have in the past provided services to one or more Members that are not related to the negotiation, execution, delivery or performance of this Agreement. Each Member acknowledges and understands that such counsel for the Company or other counsel may hereafter be engaged by the Company or by any Manager or Member to provide legal services and representation as the Board may determine, and in such event, such counsel or other counsel may concurrently represent one or more Managers or Members and the Company may execute on behalf of the Company and the Members any consent to such concurrent representation that such counsel or other counsel may request pursuant to the applicable rules of professional conduct for lawyers, as well as any similar consent with respect to any representation contemplated by the immediately preceding sentence. Each Member acknowledges and understands that counsel for the Company does not represent any Member in the absence of a clear and explicit written and signed agreement to that effect between such Member and such counsel, and in the absence of such an agreement, such counsel shall owe no duties to any Member. Each Member agrees that in the event of any dispute between any of the Members and the Company, or between any of the Members or the Company, on the one hand, and any Manager or any of its Affiliates, on the other hand, counsel for the Company may represent the Company or any Manager or such Affiliates, or any of them, in such dispute to the extent permitted by such rules, and such Member hereby consents to such representation. Each Member further acknowledges that counsel for the Company has not represented any Member in the preparation and negotiation of this Agreement and that, while communications with such counsel concerning the Company and the Members may be confidential with respect to third parties, such Member has no expectation that such communications are confidential with respect to the Company or other Members. Counsel for the Company shall be a third party beneficiary of this Agreement and may rely on the consents provided by this Section as if such counsel were a party to this Agreement.

ARTICLE XI
INVESTMENT REPRESENTATIONS

Each Member, effective as of the purchase or other receipt of Units by such Member, makes the representations and warranties to the Company in, and agrees, for the benefit of the Company to the covenants and other agreements in, this Article XI:

11.1 No Advertising. The offer to sell the Units was directly communicated to such Member by the Company in a manner that such Member was able to ask questions of and receive answers from the Company concerning the terms and conditions of this transaction. At no time was such Member presented with or solicited by any leaflet, public promotional material, newspaper, magazine, radio or television article or advertisement, or any other form of advertising or general solicitation.

11.2 Investment Intent. The Units are being purchased or acquired by such Member and not by any other Person, with such Member's own funds and not with the funds of any other Person, and for the account of such Member, not as a nominee or agent and not for the account of any other Person. No other Person will have any interest, beneficial (except for the beneficial interest of securityholders of a Member that is effected by operation of law as to any Person that is a corporation, partnership, limited liability company or other business entity) or otherwise, in the Units. Such Member is purchasing the Units for investment for an indefinite period, not with a view to the sale or distribution of any part or all thereof by public or private sale or other disposition. Such Member has no intention of selling, granting any participation in or otherwise distributing or disposing of any Units. Such Member does not intend to subdivide such Member's purchase of the Units with any Person.

11.3 Economic Risk. Understanding that investment in the Units is highly speculative, such Member is able to bear the economic risk of such investment, including the total loss thereof, for an indefinite period.

11.4 No Registration of Units. Such Member understands that the Units have not been registered under the Securities Act, or qualified under any state securities law, on the grounds, among others, that no distribution or public offering of Units is to be effected and that Units are being issued by the Company in connection with a transaction that does not involve any public offering within the meaning of section 4(a)(2) of the Securities Act under the respective rules and regulations of the Securities and Exchange Commission thereunder and under comparable exemptive provisions of the securities laws, rules and regulations of other jurisdictions. Such Member understands that the Company is relying in part on such Member's representations as set forth herein for purposes of claiming such exemptions and that the basis for such exemptions may not be present if, notwithstanding such Member's representations, such Member has in mind merely acquiring the Units for resale on the occurrence or nonoccurrence of some predetermined event. Such Member has no such intention.

11.5 The Units are a Restricted Security. Such Member understands that the Units are a "restricted security" as defined in Rule 144 under the Securities Act and, accordingly, that the Units must be held indefinitely unless it is subsequently registered under the Securities Act and registered or qualified under any other applicable securities law or exemptions from such registration and qualification are available. Such Member understands that the Company is under no obligation so to register or qualify the Units under the Securities Act, or any other securities law, or to comply with the Regulation A or any other exemption under the Securities Act or any other law. Such Member understands that Rule 144 is not available for any sale of the Units.

11.6 Company May Refuse to Transfer. If, in the opinion of counsel for the Company, such Member has acted or at any time hereafter acts in a manner inconsistent with such Member's representations, warranties and agreements in this Agreement, the Company may, without limiting any other remedy or relief available to the Company, refuse to Transfer such Member's Units until such time as counsel for the Company is of the opinion that such Transfer will not require registration of any Units under the Securities Act, or registration or qualification of any Units under any other securities law. Such Member understands and agrees that the Company may refuse to acknowledge or permit any disposition that is not in all respects in compliance with this Agreement and that the Company intends to make an appropriate notation in its records to that effect.

11.7 No Disposition in Violation of Law. Without limiting the representations set forth herein, and without limiting this section, such Member shall not Transfer any Units or any interest therein, or receive any consideration therefor, unless and until, prior to any proposed Transfer, such Member shall comply with all requirements and conditions in this Agreement and either:

(a) A registration statement on Form S-1 under the Securities Act (or any other form appropriate for the purpose under the Securities Act or any form replacing any such form) with respect to the Units (or any security issued in replacement or exchange therefor) or any part thereof proposed to be so disposed of shall be then effective, and such disposition shall have been appropriately registered or qualified in accordance with the any applicable securities laws; or

(b) Such Member shall have furnished the Company with (i) a detailed explanation of the proposed disposition; and (ii) an opinion of such Member's counsel in form and substance satisfactory to the Company to the effect that the proposed Transfer (1) complies with applicable provisions of the Securities Act and any other securities laws and will not require registration of such Member's Units or any part thereof under the Securities Act, or registration or qualification thereof under any other securities law, and (2) will not result in the termination of the Company for federal income tax purposes. Counsel for the Company shall have concurred in such opinion and such Member shall have advised such Member of such concurrence.

11.8 Legends. Such Member understands and agrees that any instrument or certificate representing or relating to the Units may bear such legends as the Board may consider necessary or advisable to facilitate compliance with the Securities Act, and any other securities law, including, without limitation, legends stating that the Units have not been registered under the Securities Act or qualified under any other securities law and setting forth the limitations on dispositions imposed by this Agreement.

11.9 Investment Experience. Such Member, either alone or with such Member's professional advisers who are unaffiliated with, have no equity interest in and are not compensated by the Company or the Board or any Affiliate or selling agent of the Company or the Board, directly or indirectly, has such knowledge and experience in financial and business matters that such Member is capable of evaluating the merits and risks of an investment in the Units and has the capacity to protect such Member's own interests in connection with such Member's investment in the Units.

11.10 Information Reviewed. Such Member has received and reviewed all information such Member considers necessary or appropriate for deciding whether to acquire the Units. Such Member has carefully reviewed all such information and is thoroughly familiar with the proposed business, operations, properties and financial condition of the Company and has discussed with the Board or its designee any questions such Member may have had with respect thereto. Such Member understands:

(a) The risks involved in this offering, including the speculative nature of the investment, and that such Member's Capital Account is subject to the risks of the business of the Company (which includes exposure to creditors of the Company);

(b) The financial hazards involved in this offering, including the risk of losing such Member's entire investment;

(c) The lack of liquidity and restrictions on Transfers of the Units; and

(d) The tax consequences of this investment.

Such Member has consulted with such Member's own legal, accounting, tax, investment and other advisers, as each Member has considered appropriate and necessary, with respect to the tax treatment of an investment by such Member in the Units and the merits and risks of an investment in the Units.

11.11 No Representations. No Manager, agent or employee of the Company or of any Manager, and no other Person has at any time expressly or implicitly represented, guaranteed or warranted to such Member that such Member may freely Transfer the Units, that any profit or amount or type of consideration will be realized as a result of an investment in the Units, that past performance or experience on the part of such Member or such Member's Affiliates or any other Person in any way indicates the predictable results of the ownership of the Units or of the overall Company business, that any cash distributions from the Company will be made to such Members by any specific date or will be made at all or that any tax benefits will accrue as a result of an investment in the Company.

11.12 Authority. This Agreement constitutes a legal, valid and binding agreement of such Member, enforceable against such Member in accordance with its terms. Such Member, if not a natural person, is empowered and duly authorized to enter into this Agreement under every applicable governing document, partnership agreement, operating agreement, limited liability company agreement, trust instrument, pension plan, charter, certificate or articles of incorporation, bylaw provision or the like. The Person, if any, signing this Agreement on behalf of such Member is empowered and duly authorized to do so by the governing document, partnership agreement, limited liability company agreement, operating agreement or trust instrument, pension plan, charter, certificate or articles of incorporation, bylaw provision, board of directors or stockholder resolution or the like.

11.13 Indemnification. Such Member hereby agrees to indemnify and defend the Company, the Managers, each other Member and each of their respective employees, agents, partners, members, shareholders, officers and directors and hold them harmless from and against any and all claims, liabilities, damages, costs and expenses (including, without limitation, court costs and attorneys' fees and expenses) suffered or incurred on account of or arising out of:

(a) Any breach of or inaccuracy in such Member's representations, warranties or agreements herein, including, without limitation, the defense of any claim based on any allegation of fact inconsistent with any of such representations, warranties or agreements;

(b) Any Transfer of the Units contrary to any of such representations, warranties or agreements; or

(c) Any action, suit or proceeding based on (i) a claim that any of such representations, warranties or agreements were inaccurate or misleading or otherwise cause for obtaining damages or redress under the Securities Act or any other securities law, or (ii) any Transfer of any part or all of the Units.

[Remainder of Page Left Blank Intentionally – Signatures Follow]

IN WITNESS WHEREOF, this Amended and Restated Limited Liability Company Agreement has been executed to be effective as of the Effective Date.

COMPANY:

CHAY SPIRITS LLC

By: Chase Glick

Name: Chase Glick

Title: Co-manager

MANAGERS:

CHASE GLICK

Chase Glick

JONATHAN GLICK

Jon Glick

MEMBERS:

CHAY BRANDS LLC

By: Chase Glick

Chase Glick, Manager

SCHEDULE 1

Schedule of Members

See Company records.

EXHIBIT A
Glossary of Terms

Capitalized words and phrases used in this Agreement are defined below.

"Act" shall mean the Delaware Limited Liability Company Act (or any corresponding provisions of succeeding law).

"Affiliate" means, with respect to any specified Person, any other Person who directly or indirectly, controls, is controlled by or is under common control with such Investor, including, without limitation, any general partner, managing member, officer, or director of such Person, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company, such Person.

"Articles" shall mean the articles of organization required to be filed by the Company pursuant to the Act together with any amendments thereto.

"Board" shall mean the board of managers of the Company, established in accordance with Article V.

"Capital Contribution" shall mean with respect to any Member, the amount of money and any fair market value, determined by the Board for the purposes of constituting a non-money capital contribution to the Company, of any non-money property contributed to the Company with respect to the Units of such Member; provided that, in the absence of such a Board determination of fair market value of any non-money capital contribution, the fair market value of non-money property for the purposes determining the Capital Contribution of a Member shall be zero.

"Code" shall mean the Internal Revenue Code of 1986, as amended, or any successor federal revenue law.

"Confidential Information" shall mean all information regarding the Company, the Company's activities, the Company's business, clients or customers that is not generally known to persons not employed by the Company and that is not generally disclosed by the Company's practice or authority to persons not employed by the Company, but that does not rise to the level of a Trade Secret, and shall include, but is not limited to, sales and marketing techniques and plans, production techniques, purchase information, prices, billing information, securities registration plans, financial plans and data concerning the Company, clients or customers (including, but not limited to client or customer lists), and management planning information. "Confidential Information" shall not include information that (i) has become generally available to the public by the act of one who has the right to disclose such information without violating any legal right or contractual right of the Company or any other Person or (ii) otherwise becomes available to a third party without obligation of confidentiality and without breach of any obligation of confidentiality of any Person.

"Default Rate" shall mean a per annum rate of interest equal to the greater of (i) Prime Rate plus 100 basis points or (ii) 8%, but in no event greater than the amount of interest that may be charged and collected under applicable law.

"Founder" means Chay Brands LLC.

"Incentive Unit" means a Class C Unit, subject to the applicable Incentive Unit Threshold and any other restrictions or limitation placed upon such Class C Unit by the Board.

"Involuntary Transfer" shall mean the involuntary transfer of all or any portion of Units by way of intestacy, will, bankruptcy, receivership, levy, execution, charging order, divorce, or other similar seizure by legal process.

"IPO" shall mean the sale of shares of capital stock following conversion of the Company to a corporation as contemplated in Section 5.3, in a firm commitment underwritten public offering pursuant to an effective registration under the Securities Act.

"Key Holder" means any Member that is (i) a Specified Person, (ii) a Permitted Transferee of a Specified Person, or (iii) a natural person and a Manager or Officer or a director or officer of an Affiliate.

"Liquidation" shall mean any liquidation, dissolution or winding up, voluntary or involuntary, of the Company.

"Members" shall refer collectively to the Persons listed on the Schedule of Members as Members and to any other Persons who are admitted to the Company as Members or who become Members under the terms of this Agreement until such Persons have ceased to be Members under the terms of this Agreement. "Member" shall mean any one of the Members.

"Permitted Transferee" shall mean: (i) the estate, personal representative or executor, or any parent, spouse, registered domestic partner, child or sibling of such Member, (ii) any trust for the exclusive benefit of any of the Persons set forth in clause (i), or (iii) a corporation, limited partnership, limited liability company or other entity all of the equity interests of which are owned by the Member or any of the Persons set forth in clause (i) or clause (ii); provided that no transfer from any Member to more than four Permitted Transferees will be permitted under this Agreement without Board approval, which approval shall not be unreasonably withheld; provided further that no competitor of the Company or any Subsidiary of the Company (as determined reasonably and in good faith by the Board) shall be a Permitted Transferee for the purposes of this Agreement. Any Permitted Designee that was not a Member before becoming a Permitted Designee will count as a Permitted Transferee toward the threshold of four in this definition.

"Person" shall mean any natural person, partnership, trust, estate, association, limited liability company, corporation, custodian, nominee, governmental instrumentality or agency, body politic or any other entity in its own or any representative capacity.

"Prime Rate" as of a particular date shall mean the prime rate of interest as published on that date in the Wall Street Journal and generally defined therein as "the base rate on corporate loans posted by at least 75% of the nation's 30 largest banks." If the Wall Street Journal is not published on a date for which the Prime Rate must be determined, the Prime Rate shall be the prime rate published in the Wall Street Journal on the nearest-preceding date on which the Wall Street Journal was published.

"Requisite Members" shall mean the holders of a majority of the Voting Units then issued and outstanding, voting together as a single class.

"Sale Transaction" means (i) any transaction or series of related transactions pursuant to which any Person or group of Persons acting in concert (other than any Person who is a Member or a Permitted Transferee as of the Effective Date), together with such Person's or group of Persons' Affiliates, (i) acquire(s) more than fifty percent (50%) of the Units of the Company (other than the issuance of equity securities by the Company in connection with a transaction where the principal business purpose is raising capital), (ii) the sale of all, or substantially all, of the Company's and its Subsidiaries' assets determined on a consolidated basis, or (iii) the sale of all or substantially all of the Company's and its Subsidiaries' non-patent assets determined on a consolidated basis.

"Securities Act" shall mean the Securities Act of 1933, as amended, together with the regulations promulgated thereunder, or any successor statute thereto.

"Subsidiary" means a direct or indirect (through an unbroken chain of Subsidiaries) subsidiary of the Company.

"Target Balance" shall mean with respect to each Member, as of the close of any period for which allocations are made under Article IV, the amount such Member would receive in a hypothetical liquidation of the Company as of the close of such period, assuming for purposes of such hypothetical liquidation that (i) all of the assets of the Company are sold for cash at prices equal to their then book values (as maintained by the Company for purposes of, and pursuant to, Section 2.5(a) and the capital account maintenance provisions of Treasury Regulations Section 1.704-1(b)(2)(iv)), and (ii) all of the cash of the Company is distributed pursuant to Section 3.1(b)1.1(b).

"Trade Secret" means all secret, proprietary or confidential information regarding the Company or the Company's activities, including any and all information not generally known to, or ascertainable by, persons not employed by the Company, the disclosure or knowledge of which would permit those persons to derive actual or potential material economic value therefrom or to cause material economic or financial harm to the Company and shall include, but not be limited to, customer lists, pricing information, customer and supplier contacts, technical information regarding Company processes, services and process and service development, information concerning Company methods, current development and expansion or contraction plans of the Company, information concerning the legal affairs of the Company and information concerning the financial affairs of the Company. "Trade Secrets" shall not include information that has become generally available to the public by the act of one who has the right to disclose such information without violating a legal right or privilege of the Company. This definition shall not limit any definition of "trade secrets" or any equivalent term under state or federal law.

"Transfer" shall mean a Voluntary Transfer or an Involuntary Transfer.

"Treasury Regulations" shall mean the final and temporary Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"Voluntary Transfer" shall mean any direct or indirect voluntary sale, assignment, transfer, conveyance, pledge, hypothecation, or other disposition, with or without consideration, or otherwise of all or any portion of any Units.

"Voting Units" means the Class A Units and any other unit of membership interest of the Company that possesses voting rights under this Agreement, but "Voting Units" shall exclude the Class C Units, which Class C Units are non-voting.